UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Transatlantic Petroleum Ltd.

(Name of Issuer)

COM

(Title of Class of Securities)

G89982105

(CUSIP Number)

12/31/11

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G89982105

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Schroder Investment Management North America Ltd. Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 29,928

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 29,928

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,928

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.008%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. G89982105

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Schroder Investment Management Ltd. Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 32,256,594

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 32,256,594

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,256,594

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.821%

12.	Type of Reporting Person (See Instructions) FI

Item 1.
	(a)	Name of Issuer Transatlantic Petroleum Ltd.
	(b)	Address of Issuer’s Principal Executive Offices Akmerkez B Blok Kat 5-6, Nispetiye Caddesi 34330 Etiler, Istanbul, Turkey

Item 2.
	(a)	Name of Person Filing Schroder Investment Management North America Ltd.
	(b)	Address of Principal Business Office or, if none, Residence 31 Gresham Street, 1st Floor London EC2V 7QA United Kingdom
	(c)	Citizenship England
	(d)	Title of Class of Securities COM
	(e)	CUSIP Number G89982105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 32,286,522
(b) Percent of class: 8.829%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 29,928
(ii) Shared power to vote or to direct the vote 32,256,594
(iii) Sole power to dispose or to direct the disposition of 32,286,522
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Schroder Investment Management Ltd. is an FSA-registered investment adviser under common control with the adviser.  It is located in the United Kingdom at 31 Gresham Street, London EC2V 7QA. Schroder Investment Management North America Ltd. disclaims the existence of a group.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I Certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2012

By:	/s/ Jamie Dorrien Smith**
Name:	Jamie Dorrien Smith**
Title:	Chief Executive Officer
Schroder Investment Management North America Inc.

**Authorized by Power of Attorney to sign on behalf of the following Advisors:
Schroder Investment Management North America Ltd.
Schroder Investment Management Ltd.

Schroder Investment Management North America Limited 31 Gresham Street, London EC2V 7QA Tel: 020 7658 6000 Fax: 020 7658 6965 www.schroders.com

CONFIDENTIAL

Power of Attorney

Date: February 15, 2012

Address: 31 Gresham Street, London, EC2V 7QA, United Kingdom

Name of Advisor: Schroder Investment Management North America Limited

Name/Title of signatory:	Hugo Macey – Director
Helen Horton – Company secretary

Signature:	/s/ Hugo Macey
/s/ Helen Horton

I hereby appoint the party named below to act as representative in providing any such reports and copies of the documents as may be necessary under the terms of Schedule 13G of the Securities and Exchange Act of 1934.

This Power of Attorney is revocable at any time upon written notice to the authorized person and in any event will expire on March 31, 2012.

Address of representative:

875 Third Avenue, 22nd Floor, New York, NY 10022

Name of representative:

Schroder Investment Management North America Inc.

Jamie Dorrien-Smith, Chief Executive Officer

Registered Office at the above address. Registered number 2334190 England

Authorised and regulated by the Financial Services Authority.

Schroder Investment Management Limited 31 Gresham Street, London EC2V 7QA Tel: 020 7658 6000 Fax: 020 7658 6965 www.schroders.com

CONFIDENTIAL

Power of Attorney

Date: February 15, 2012

Address: 31 Gresham Street, London, EC2V 7QA, United Kingdom

Name of Advisor: Schroder Investment Management North America Limited

Name/Title of signatory:	Jonathan Jesty – Director
Helen Horton – Company secretary

Signature:	/s/ Jonathan Jesty
/s/ Helen Horton

I hereby appoint the party named below to act as representative in providing any such reports and copies of the documents as may be necessary under the terms of Schedule 13G of the Securities and Exchange Act of 1934.

This Power of Attorney is revocable at any time upon written notice to the authorized person and in any event will expire on March 31, 2012.

Address of representative:

875 Third Avenue, 22nd Floor, New York, NY 10022

Name of representative:

Schroder Investment Management North America Inc.

Jamie Dorrien-Smith, Chief Executive Officer

Registered Office at the above address. Registered number 1893220 England

Authorised and regulated by the Financial Services Authority. For your security, communications may be taped or monitored.